Mail Stop 3561

March 24, 2009

Melissa K. Rice
Chief Executive Officer
Dynamic Response Group, Inc.
4770 Biscayne Boulevard
Suite 780
Miami, FL 33137

> **Re: Dynamic Response Group, Inc.**
> **Amendment No. 2 to Schedule 14C**
> **Filed March 12, 2009**
> **Amendment No. 1 to Form 10-K for the**
> **   Year Ended December 31, 2007**
> **Filed March 11, 2009**
> **File No. 000-28201**

Dear Ms. Rice:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Preliminary Information Statement on Schedule 14C

1.   We note your response to comment four in our letter dated February 12, 2009. Please advise us why this transaction will not be subject to Rule 13e-3 under the Securities Exchange Act of 1934 and will not have any of the effects set forth in Rule 13e-3(a)(3)(ii)(A). In this regard, we note that shareholders who no longer hold a minimum number of shares following the reverse split will cease to be shareholders. Please advise us of the number of record holders following the reverse split.

Melissa K. Rice
Dynamic Response Group, Inc.
March 24, 2009
Page 2

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007

General

2.   We note your response to comment 20 in our letter dated February 12, 2009. You
        state that "a very limited amount" of your products is marketed by independent
        distributors in Middle Eastern countries. Please tell us whether your products are
        marketed, sold, or resold in Iran, Sudan, or Syria, the nature of those products,
        and whether you derive any revenues from such marketing, sales, or resales. In
        addition, please tell us whether your agreements or arrangements with your
        licensed distributors specifically address the marketing, sale, or resale of your
        products, directly or indirectly, into the referenced countries.

3.   We note your response to comment 21 in our letter dated February 12, 2009.
        Please advise us when you expect to finish redesigning your website. Please
        confirm that you will not include similar statements on the redesigned website or
        provide support for the statements you have provided.

Item 1. Business, page 3

4.   We note your response to comment 23 in our letter dated February 12, 2009.
        Please include disclosure regarding the reasons for the high return rates of
        ProCede, Legends of Soul and merchandise sold through the Official NASCAR
        Members Club.

5.   We note your response to comment 24 in our letter dated February 12, 2009.
        Please file as exhibits your joint venture agreement with NASCAR and, to the
        extent set forth in a separate agreement, the document governing your payment of
        royalties to NASCAR or tell us why it is not appropriate to do so.

Item 5. Market for registrant's common equity, related stockholder matters …, page 13

Sales of Unregistered Securities, page 13

6.   We reviewed your response to comment 30 in our letter dated February 12, 2009.
        Please state briefly the facts relied upon to make the exemption available. Refer
        to Item 701(d) of Regulation S-K.

Item 9A. Controls and Procedures, page 18

Evaluation of Disclosure Controls and Procedures, page 18

7.   We reviewed your response to comment 40 in our letter dated February 12, 2009.
        We note your statement that Ms. Rice concluded that your disclosure controls and
        procedures are "generally effective for gathering, analyzing and disclosing
        information needed to satisfy [your] disclosure obligations under the Exchange
        Act." It does not appear that your certifying officer has reached a conclusion that
        your disclosure controls and procedures are effective. Please revise to address
        your officer's conclusions regarding the effectiveness of your disclosure controls
        and procedures. In addition, the language that is currently included after the word
        "effective" in your disclosure appears to be superfluous, since the meaning of
        "disclosure controls and procedures" is established by Rule 13a-15(e) of the
        Exchange Act. Please remove the language or revise the disclosure so that the
        language that appears after the word "effective" is substantially similar in all
        material respects to the language that appears in the entire two-sentence definition
        of "disclosure controls and procedures" set forth in Rule 13a-15(e).

        We also reviewed your response to comment 49 in our letter dated
        February 12, 2009. Consistent with the foregoing, in future quarterly reports
        please also revise your disclosure controls and procedures to use the definition set
        forth in Rule 13a-15(e).

Changes in Internal Control over Financial Reporting, page 19

8.   Please disclose whether there have been any changes in your internal control over
        financial reporting during the last fiscal quarter in the case your 10-K as opposed
        to the period covered by the report.

                                        * * * * *

        You may contact Catherine Brown, Staff Attorney, at (202) 551-3513, Ellie
Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions
you may have.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director